UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Application of Pepco Holdings, Inc.	)	CERTIFICATE PURSUANT TO RULE 24
on Form U-1 (File No. 70-9913)	)	UNDER THE PUBLIC UTILITY HOLDING
	)	COMPANY ACT OF 1935
	)	
	)	

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, as amended, Pepco Holdings, Inc., a Delaware corporation ("PHI"), certifies that (i) the merger of Merger Sub A Corp., a District of Columbia corporation and a domestic corporation of the Commonwealth of Virginia and a wholly owned subsidiary of PHI, with and into Potomac Electric Power Company, a District of Columbia corporation and domestic corporation of the Commonwealth of Virginia ("Pepco"), with Pepco as the surviving corporation and (ii) the merger of Merger Sub B Corp., a Delaware corporation and wholly owned subsidiary of PHI, with and into Conectiv, a Delaware corporation ("Conectiv"), with Conectiv as the surviving corporation, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9913) of PHI and authorized by order of the Commission in Holding Company Act Release No. 35-27553, dated July 24, 2002, have both been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and the Commission's order with respect thereto. As a result of these mergers, Pepco and Conectiv are now wholly owned subsidiaries of PHI, which has registered as a holding company under Section 5 of the Public Utility Holding Company Act of 1935.

<u>Exhibits</u>

F-1   "Past Tense" Opinion of Counsel of PHI

F-2   "Past Tense" Opinion of Counsel of Conectiv

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, PHI has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.

By: WILLIAM T. TORGERSON
William T. Torgerson
Executive Vice President and
General Counsel

Dated: August 7, 2002